Exhibit 3

Execution Version

CREDIT SUISSE AG CREDIT SUISSE SECURITIES (USA) LLC Eleven Madison Avenue New York NY 10010

CONFIDENTIAL

March 1, 2015

NXP B.V.

High Tech Campus 60

5656 AG Eindhoven

The Netherlands

Telephone: +31 (0)40 27 28154

Fax: +31 (0)40 27 26512

Email: Luc.de.dobbeleer@nxp.com

Attention: Luc de Dobbeleer, Senior Vice President & Group Treasurer

Project Quick

Commitment Letter

Ladies and Gentlemen:

You have advised each of Credit Suisse AG (acting through such of its affiliates or branches as it deems appropriate, but without release thereby of its obligations hereunder, “CS”) and Credit Suisse Securities (USA) LLC (“CS Securities” and, together with CS and their respective affiliates, the “Commitment Parties”, “we” or “us”) that NXP B.V. (“NXP” or “you”) intends to consummate the Transactions described in the Transaction Description attached hereto as Exhibit A (the “Transaction Description”). Capitalized terms used but not defined herein shall have the meanings assigned to them in the Transaction Description and in the Summary of Principal Terms and Conditions attached hereto as Exhibit B (the “Term Sheet”; this commitment letter, together with the Transaction Description, the Term Sheet and the Summary of Additional Conditions attached hereto as Exhibit C, collectively, the “Commitment Letter”).

You have further advised us that, in connection therewith, it is intended that the financing for the Transactions will include (a) a $3.25 billion senior secured tranche B-1 Term Facility (the “Tranche B-1 Term Facility”), (b) a $3.25 billion senior secured tranche B-2 Term Facility (the “Tranche B-2 Term Facility” and, together with the Tranche B-1 Term Facility, the “Term Facilities”) and (c) a $500 million super-priority senior secured revolving credit facility (the “Revolving Facility”; each of the Tranche B-1 Term Facility, the Tranche B-2 Term Facility and the Revolving Facility is referred to herein as a “Facility” and together they are referred to as the “Facilities”).

In connection with the foregoing, CS is pleased to advise you of its commitment to provide (a) 100% of the Term Facilities and (b) $112,500,000 of the Revolving Facility (the “Revolver Commitment”), in each case subject only to the satisfaction or waiver of the conditions set forth in the section entitled “Conditions Precedent to Borrowing” in Exhibit B hereto and in Exhibit C hereto. CS, together with each Additional Commitment Party (as defined below) (if any) (or in each case its affiliates undertaking a commitment hereunder) are referred to herein as the “Initial Lenders” and each individually as an “Initial Lender”.

It is agreed that (i) CS Securities will act as a lead arranger and joint bookrunner for the Facilities (in such capacity, a “Lead Arranger”; and, together with any additional joint lead arranger and joint bookrunner appointed in accordance with the terms hereof, the “Lead Arrangers”); (ii) CS will act as administrative agent for the Term Facilities (in such capacity, the “Term Facilities Administrative Agent”), (iii) NXP will appoint an institution reasonably satisfactory to the Lead Arrangers to act as administrative agent for the Revolving Facility (in such capacity, the “Revolving Facility Administrative Agent”; each of the Term Facilities Administrative Agent and the Revolving Facility Administrative Agent is referred to herein as an “Administrative Agent” and together they are referred to herein as the “Administrative Agents”) and (iv) Morgan Stanley Senior Funding, Inc. (“MSSF”) will act as global collateral agent for the Facilities. It is further agreed that CS Securities shall have “left” placement in any and all marketing materials or other documentation used in connection with the Term Facilities. Within 5 days after the date on which the Merger Agreement is entered into (the “Term Facilities Appointment Period”), you may appoint additional agents, co-agents or co-managers (up to four of which may be additional joint lead arrangers or joint bookrunners) (any such arranger, bookrunner, agent, co-agent or co-manager, an “Additional Term Facilities Commitment Party”) or confer other titles in respect of the Term Facilities in a manner and with economics determined by you (provided that (a) CS and CS Securities shall have not less than 35% of the total economics for the Term Facilities and (b) no Additional Term Facilities Commitment Party shall receive greater total compensatory economics with respect to the Term Facilities than CS and CS Securities). At any time after the date hereof, you may appoint up to six additional joint lead arrangers, joint bookrunners, agents, co-agents or co-managers (any such arranger, bookrunner, agent, co-agent or co-manager, an “Additional Revolving Facility Commitment Party”; together with any Additional Term Facilities Commitment Party, the “Additional Commitment Parties”) or confer other titles in respect of the Revolving Facility in a manner and with economics determined by you. To the extent you appoint Additional Commitment Parties, or confer other titles in respect of a Facility, the economics allocated to, and the amount of the commitments of, the Commitment Parties in respect of such Facility will be reduced ratably by the economics allocated to and the amount of the commitments of such appointed entities upon the execution by such financial institution of customary joinder documentation, provided that the first $387,500,000 of commitments in respect of the Revolving Facility provided by Additional Revolving Facility Commitment Parties shall not reduce the commitments provided by the Commitment Parties in respect of the Revolving Facility (resulting in a total committed Revolving Facility of up to $500 million). The period from the date hereof to the date on which Additional Revolving Commitment Parties appointed by you have provided aggregate commitments in respect of the Revolving Facility of $387,500,000 is referred to herein as the “Revolving Facility Appointment Period”. Upon the execution of customary joinder documentation, each financial institution appointed as an Additional Commitment Party shall constitute a “Commitment Party” and “Initial Lender” hereunder and under the Fee Letter. No compensation and no title (other than that expressly contemplated by this Commitment Letter and the Fee Letter referred to below and other than in connection with any additional appointments referred to above) will be paid to or conferred on any Lender in order to obtain its commitment to participate in the Term Facilities unless you and the Commitment Parties shall so agree.

[Commitment Letter]

2

The Lead Arrangers reserve the right, prior to or after the execution of the Facilities Documentation, which we agree will be initially drafted by your counsel, but only after (a) with respect to the Term Facilities, the expiration of the Term Facilities Appointment Period, and (b) with respect to the Revolving Facility, the expiration of the Revolving Facility Appointment Period, to syndicate all or a portion of the Initial Lenders’ respective commitments hereunder to a group of banks, financial institutions and other institutional lenders identified by the Lead Arrangers in consultation with you and reasonably acceptable to them and you with respect to the identity of such lenders (your consent not to be unreasonably withheld or delayed) including, without limitation, any relationship lenders designated by you and reasonably acceptable to the Lead Arrangers (such banks, financial institutions and other institutional lenders, together with the Initial Lenders, the “Lenders”); provided that, notwithstanding each Lead Arranger’s right to syndicate the Facilities and receive commitments with respect thereto (but subject to the fourth paragraph of this Commitment Letter), it is agreed that (i) syndication of, or receipt of commitments or participations in respect of, all or any portion of an Initial Lender’s commitments hereunder prior to the date of the consummation of the Acquisition and the date of the funding under the Term Facilities (the date of such funding, the “Closing Date”) shall not be a condition to such Initial Lender’s commitments; (ii) except as provided above with respect to appointment of Additional Commitment Parties, no Initial Lender shall be relieved, released or novated from its obligations hereunder (including its obligation to fund the Facilities on the Closing Date) in connection with any syndication, assignment or participation of the Facilities, including its commitments in respect thereof, until after the initial funding of the Term Facilities has occurred; (iii) no assignment or novation shall become effective with respect to all or any portion of any Initial Lender’s commitments in respect of the Facilities until after the initial funding of the Term Facilities; (iv) unless you otherwise agree in writing, each Commitment Party shall retain exclusive control over all rights and obligations with respect to its commitments in respect of the Facilities, including all rights with respect to consents, modifications, supplements, waivers and amendments, until the Closing Date has occurred and (v) we will not syndicate our commitments to certain banks, financial institutions and other institutional lenders and investors (a) that have been separately identified in writing by you to us prior to the date of this Commitment Letter (or, if after such date, that are reasonably acceptable to the Lead Arrangers holding (or which are affiliated with Initial Lenders holding) a majority of the aggregate amount of outstanding financing commitments in respect of the Term Facility on the date hereof (the “Majority Lead Arrangers”)), (b) those persons who are competitors of the Borrower or the Company and their respective subsidiaries that are separately identified in writing by you to us from time to time, and (c) in the case of each of clauses (a) and (b), any of their affiliates (other than any such affiliate that is affiliated with a financial investor in such person and that is not itself an operating company or otherwise an affiliate of an operating company so long as such affiliate is a bona fide debt fund) that are either (i) identified in writing by you from time to time or (ii) clearly identifiable on the basis of such affiliate’s name (clauses (a), (b) and (c) above, collectively “Disqualified Lenders”).

[Commitment Letter]

3

Without limiting your obligations to assist with syndication efforts as set forth herein, it is understood that the Initial Lenders’ commitments hereunder are not conditioned upon the syndication of, or receipt of commitments or participations in respect of, any Facility and in no event shall the commencement or successful completion of syndication of any Facility constitute a condition to the availability of the Facilities on the Closing Date. The Lead Arrangers intend to commence syndication efforts with respect to the Term Facilities promptly after the expiration of the Term Facilities Appointment Period and may commence syndication efforts with respect to the Revolving Facility promptly after the termination of the Revolving Facility Appointment Period and as part of their syndication efforts, it is their intent to have Lenders commit to the Facilities prior to the Closing Date (subject to the limitations set forth in the preceding paragraph). You agree actively to assist the Lead Arrangers, until the earlier to occur of (i) a Successful Syndication (as defined in the Fee Letter) and (ii) 30 days after the Closing Date (such earlier date, the “Syndication Date”), in completing a timely syndication that is reasonably satisfactory to them and you. Such assistance shall include, without limitation, (a) your using commercially reasonable efforts to ensure that any syndication efforts benefit materially from your existing lending and investment banking relationships and, to the extent not in contravention of the terms of the Merger Agreement, the Company, (b) direct contact between senior management, representatives and advisors of you, on the one hand, and the proposed Lenders, on the other hand (and your using commercially reasonable efforts, to the extent not in contravention of the terms of the Merger Agreement, to ensure such contact between senior management, representatives and advisors of the Company, on the one hand, and the proposed Lenders, on the other hand), in all such cases at times and places mutually agreed upon, (c) your assistance, and your using commercially reasonable efforts to cause the Company to assist, to the extent not in contravention of the terms of the Merger Agreement, in the preparation of customary confidential information memoranda for the Facilities (any such memorandum, a “Confidential Information Memorandum”) and other marketing materials to be used in connection with the syndications, by using commercially reasonable efforts to provide information and other customary materials reasonably requested in connection with such Confidential Information Memorandum no less than 15 consecutive Business Days (as defined in the Merger Agreement) prior to the Closing Date, provided that none of such 15 consecutive Business Day period (i)(x) shall either end on or prior to August 14, 2015 or, if such period has not ended on or prior to August 14, 2015, then it shall commence no earlier than September 8, 2015 and (y) shall either end on or prior to December 17, 2015 or, if such period has not ended on or prior to December 17, 2015, then it shall commence no earlier than January 4, 2016 and (ii) none of November 25, 2015 and November 27, 2015 shall be deemed a Business Day for purposes of such period, (d) using your commercially reasonable efforts to procure an updated public corporate credit rating and an updated public corporate family rating in respect of the Borrower from Standard & Poor’s Ratings Services (“S&P”) and Moody’s Investors Service, Inc. (“Moody’s”), respectively, at least 2 Business Days (as defined in the Merger Agreement) prior to the Closing Date, (e) the hosting, with the Lead Arrangers, of no more than two meetings of prospective Lenders at times and locations to be mutually agreed upon and (f) your ensuring (and with respect to the Company and its subsidiaries, to the extent not in contravention of the terms of the Merger Agreement, your using commercially reasonable efforts to ensure) that there shall be no competing issues of commercial bank or other credit facilities of the Borrower or any of its subsidiaries, or the Company and its subsidiaries, being offered, placed or arranged if such commercial bank or other credit facilities would, in the reasonable judgment of the Lead Arrangers, reasonably be expected to materially impair the primary syndication of the Facilities. It is understood and agreed that you may in your discretion elect to finance all or a portion of the Transactions through one or more issuances of debt securities or convertible notes in lieu of all or a portion of the Term Facilities and that any issuance of debt securities, convertible notes, deferred purchase price obligations, ordinary course working capital facilities and ordinary course capital lease, purchase money and equipment financings will not be deemed to materially impair the primary syndication of the Facilities, but any such issuance of debt securities or convertible notes shall reduce the aggregate amount of the Term Facilities dollar-for-dollar, pro rata between the Term Facilities; provided that neither the Term Facilities nor the commitments hereunder with respect to the Term Facilities may be reduced except in accordance with Section 6.13(a) of the Merger Agreement (as in effect on the date hereof). Notwithstanding anything to the contrary contained in this Commitment Letter or the Fee Letter or any other letter agreement or undertaking concerning the financing of the Transactions to the contrary, neither the obtaining of the ratings referenced above nor the compliance with any of the other provisions set forth in clauses (a) through (f) above or any other provision of this paragraph shall constitute a condition to the commitments hereunder or the funding of the Facilities on the Closing Date.

The Lead Arrangers, in their capacities as such, will, in consultation with you, manage all aspects of any syndication of the Facilities, including decisions as to the selection of institutions reasonably acceptable to you to be approached and when (following the expiration of the Term Facilities Appointment Period or Revolving Facility Appointment Period, as applicable) they will be approached, when their commitments will be accepted, which institutions will participate (subject to your consent rights and designation rights set forth in the second preceding paragraph and right of appointment set forth in the third preceding paragraph), the allocation of the commitments among the Lenders and the amount and distribution of fees among the Lenders from the amounts to be paid to the Commitment Parties pursuant to this Commitment Letter and the Fee Letter. To assist the Lead Arrangers in their syndication efforts, you agree promptly to prepare and provide (and to use commercially reasonable efforts, to the extent not in contravention of the terms of the Merger Agreement as in effect on the date hereof, to cause the Company to provide) to the Lead Arrangers all customary information with respect to you and the Company and each of your and its respective subsidiaries and the Transactions, including all financial information and projections (including financial estimates, budgets, forecasts and other forward-looking information, the “Projections”), as the Lead Arrangers may reasonably request in connection with the structuring, arrangement and syndication of the Facilities. For the avoidance of doubt, you will not be required to provide any information to the extent that the provision thereof would violate any law, rule or regulation binding upon you or any of your subsidiaries or affiliates or upon the Company or any of its subsidiaries or affiliates. Notwithstanding anything herein to the contrary, the only historical financial statements that shall be required to be provided to the Commitment Parties in connection with the syndication of the Facilities shall be those required to be delivered pursuant to paragraph 4 of Exhibit C.

[Commitment Letter]

4

You hereby represent and warrant (in the case of the following concerning the Company and its subsidiaries, to the best of your knowledge) that (a) all written information and written data (such information and data, other than (i) the Projections and (ii) information of a general economic or industry specific nature, the “Information”) that has been or will be made available to the Commitment Parties by or on behalf of you or any of your representatives, taken as a whole, is or will be, when furnished, correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made (after giving effect to all supplements and updates thereto from time to time) and (b) the Projections that have been or will be made available to the Commitment Parties by or on behalf of you or any of your representatives have been or will be prepared in good faith based upon assumptions that you believe to be reasonable at the time made and at the time the related Projections are so furnished to the Commitment Parties, it being understood that the Projections are as to future events and are not to be viewed as facts, that the Projections are subject to significant uncertainties and contingencies, many of which are beyond your control, that no assurance can be given that any particular Projections will be realized and that actual results during the period or periods covered by any such Projections may differ significantly from the projected results and such differences may be material. You agree that if, at any time prior to the later of the Closing Date and the Syndication Date, you become aware that any of the representations and warranties in the preceding sentence would be (in the case of representations and warranties concerning the Company, to the best of your knowledge) incorrect in any material respect if the Information and Projections were being furnished, and such representations and warranties were being made, at such time, then you will use commercially reasonable efforts to promptly supplement the Information and the Projections so that (with respect to the Company and its subsidiaries, to the best of your knowledge) such representations and warranties will be correct in all material respects under those circumstances. In arranging and syndicating the Facilities, the Commitment Parties will be entitled to use and rely primarily on the Information and the Projections without responsibility for independent verification thereof.

You hereby acknowledge that (a) the Lead Arrangers will make available Information and Projections to the proposed syndicate of Lenders by posting such Information and Projections on IntraLinks, SyndTrak Online, LendAmend or similar electronic means and (b) certain of the Lenders may be “public side” Lenders (i.e., Lenders that wish to receive only information that (i) is publicly available, (ii) is not material with respect to you, the Company, your or its subsidiaries or the respective securities of any of the foregoing for purposes of United States federal and state securities laws or (iii) constitutes information of a type that would be publicly available if you, the Company, or your or its subsidiaries, were public reporting companies (as reasonably determined by you) (collectively, the “Public Side Information”; any information that is not Public Side Information, “Private Side Information”)) and who may be engaged in investment and other market-related activities with respect to you, the Company, any of your or its subsidiaries or the respective securities of any of the foregoing (each, a “Public Sider” and each Lender that is not a Public Sider, a “Private Sider”).

[Commitment Letter]

5

If reasonably requested by the Lead Arrangers you will use commercially reasonable efforts to assist us in preparing a customary additional version of the Confidential Information Memorandum to be used in connection with the syndication of the Term Facility that includes only Public Side Information with respect to you, the Company, your or its subsidiaries or the respective securities of any of the foregoing to be used by Public Siders. The Public Side Information will be substantially consistent with information that would be included in any filings with the Securities and Exchange Commission required to be made by you, the Company, or any of your or its subsidiaries as public reporting companies. It is understood that in connection with your assistance described above, customary authorization letters will be included in any Confidential Information Memorandum (x) that authorize the distribution of the Confidential Information Memorandum to prospective Lenders, (y) that contain the representations set forth in the second preceding paragraph (which representations as to the Borrower, in the case of authorization letters to be delivered by the Borrower and as to information about itself, shall not be qualified by knowledge) (and represent that the additional version of the Confidential Information Memorandum contains only Public Side Information with respect to you, the Company, your or its respective subsidiaries and the respective securities of any of the foregoing (other than as set forth in the following paragraph)) and (z) that exculpate you, the Company and your and their respective subsidiaries and us with respect to any liability related to the use or misuse of the contents of the Confidential Information Memorandum or any related marketing material by the recipients thereof.

You agree to use commercially reasonable efforts to identify that portion of the Information that may be distributed to the Public Siders as “PUBLIC”. You agree that, subject to the confidentiality and other provisions of this Commitment Letter, the Lead Arrangers on your behalf may distribute the following documents to all prospective lenders in the form provided to you and to your counsel a reasonable time prior to their distribution, unless you or your counsel advise the Lead Arrangers in writing (including by email) within a reasonable time prior to their intended distribution that such material should only be distributed to Private Siders: (a) the Term Sheet, (b) interim and final drafts of the Facilities Documentation, (c) administrative materials prepared by the Lead Arrangers for prospective Lenders (such as a lender meeting invitation, allocations and funding and closing memoranda) and (d) changes in the terms of the Facilities. If you advise us that any of the foregoing items should be distributed only to Private Siders, then the Lead Arrangers will not distribute such materials to Public Siders without your consent.

As consideration for the commitments of the Initial Lenders hereunder and for the agreement of the Lead Arrangers and the Joint Bookrunners to perform the services described herein, you agree to pay (or cause to be paid) the fees set forth in the Term Sheet and in (i) the Fee Letter and (ii) the Agency Fee Letter, in each case dated the date hereof and delivered herewith with respect to the Term Facility (the fee letters referred to in clauses (i) and (ii) are referred to collectively as the “Fee Letter”), if and to the extent payable. Once paid, such fees shall not be refundable under any circumstances.

The several commitments of the Initial Lenders hereunder to fund the Facilities on the Closing Date and the several agreements of the Lead Arrangers and the Joint Bookrunners to perform the services described herein are subject solely to (a) the conditions set forth in the section entitled “Conditions Precedent to Borrowing” in Exhibit B hereto, (b) the conditions set forth in Exhibit C hereto and (c) solely with respect to the Revolver Commitment, your obtaining the remainder of the commitments in respect of the Revolving Facility not provided by CS hereunder from other lenders on the terms and conditions set forth herein, and upon satisfaction (or waiver by the Commitment Parties) of such conditions, the initial funding of the Facilities shall occur, it being understood that there are no conditions (implied or otherwise) to the commitments hereunder, including compliance with the terms of this Commitment Letter, the Fee Letter or the Facilities Documentation, other than those that are expressly stated in the section entitled “Conditions Precedent to Borrowing” in Exhibit B and in Exhibit C to be conditions to the funding under the Facilities on the Closing Date.

[Commitment Letter]

6

Notwithstanding anything to the contrary in this Commitment Letter (including each of the exhibits attached hereto), the Fee Letter, the Facilities Documentation or any other letter agreement or other undertaking concerning the financing of the Transactions to the contrary, (i) the only representations and warranties the making of which shall be a condition to the availability of the Facilities on the Closing Date and the Term Facilities during the Term Availability Period shall be (A) with respect to the availability of the Facilities on the Closing Date only, such of the representations and warranties made by the Company with respect to the Company, its subsidiaries and their respective businesses in the Merger Agreement as are material to the interests of the Lenders, but only to the extent that you (or one of your affiliates) have the right (taking into account any applicable cure provisions) to terminate your (or its) obligations under the Merger Agreement as a result of a breach of such representations and warranties in the Merger Agreement (to such extent, the “Company Representations”) and (B) the Specified Representations (as defined below) and (ii) the terms of the Facilities Documentation shall be in a form such that they do not impair the availability of the Facilities on the Closing Date or the Term Facilities during the Term Availability Period if the conditions set forth in the section entitled “Conditions Precedent to Borrowing” in Exhibit B hereto and in Exhibit C hereto are satisfied (or waived by the Commitment Parties); provided that, to the extent any security interest in any Collateral (as defined in Exhibit C) is not or cannot be provided and/or perfected on the Closing Date (other than the pledge and perfection of the security interests (1) in the certificated equity securities of any (x) material wholly-owned U.S. domestic subsidiaries of NXP held directly by NXP or any material wholly-owned U.S. domestic subsidiary of NXP and (y) if the 66 2/3% Consent (as defined in Exhibit A) is successful, the Company and any material wholly-owned U.S. domestic subsidiaries of the Company (to the extent received from the Company after your use of commercially reasonable efforts to procure delivery), in each case prior to effectiveness of the Acquisition and to the extent required by the Term Sheet and (2) in other assets of (x) material wholly-owned U.S. domestic subsidiaries of NXP prior to effectiveness of the Acquisition and (y) if the 66 2/3% Consent is successful, the Company and any material wholly-owned U.S. domestic subsidiaries of the Company, in each case with respect to which a lien may be perfected by the filing of a financing statement under the Uniform Commercial Code) after your use of commercially reasonable efforts to do so or without undue burden or expense, then the provision and/or perfection of a security interest in such Collateral shall not constitute a condition precedent to the availability of the Facilities on the Closing Date or the Term Facilities during the Term Availability Period but instead shall be required to be delivered after the Closing Date pursuant to arrangements and timing to be mutually agreed by the Administrative Agents and the Borrower acting reasonably (but, in any event, not later than 90 days after the Closing Date or such longer period as may be reasonably agreed by the Administrative Agents). For purposes hereof, “Specified Representations” means the representations and warranties made by the Borrower to be set forth in the Facilities Documentation relating to corporate or other organizational existence of the Borrower and the Guarantors, power and authority, due authorization, execution, delivery and enforceability, in each case related to the borrowing under, guaranteeing under, granting of security interests in the Collateral to, and performance of, the Facilities Documentation; the incurrence of the loans and the provision of the Guarantees, in each case under the Facilities, and the granting of the security interests in the Collateral to secure the Facilities, not conflicting with the Borrower’s constitutional documents; solvency as of the Closing Date (after giving effect to the Transactions) of the Borrower and its subsidiaries on a consolidated basis (solvency to be defined in a manner consistent with the manner in which solvency is defined in the solvency certificate to be delivered pursuant to paragraph 7 of Exhibit C); creation, validity and perfection of security interests in the Collateral to be perfected on the Closing Date (subject to permitted liens and the foregoing provisions of this paragraph relating to Collateral); Federal Reserve margin regulations; the use of loan proceeds not violating the PATRIOT Act; and the Investment Company Act. This paragraph, and the provisions herein, shall be referred to as the “Funding Conditions Provisions”. Without limiting the conditions precedent provided herein to funding the consummation of the Transactions with the proceeds of the Facilities, the Lead Arrangers will cooperate with you as reasonably requested in coordinating the timing and procedures for the funding of the Facilities in a manner consistent with the Merger Agreement.

[Commitment Letter]

7

You agree (a) to indemnify and hold harmless each of the Commitment Parties, its respective affiliates and the respective officers, directors, employees, agents, controlling persons, members and the successors of each of the foregoing (each, an “Indemnified Person”) from and against any and all losses, claims, damages and liabilities of any kind or nature and reasonable and documented out-of-pocket expenses, joint or several, to which any such Indemnified Person may become subject, to the extent arising out of or in connection with any claim, litigation, investigation or proceeding, actual or threatened, relating to this Commitment Letter, the Fee Letter, the Transactions or the Facilities (any of the foregoing, a “Proceeding”), regardless of whether any such Indemnified Person is a party thereto and whether such Proceeding is brought by you or any other person, and to reimburse each such Indemnified Person upon demand for any reasonable and documented out-of-pocket legal fees and expenses incurred in connection with investigating or defending any of the foregoing by one firm of counsel for all Indemnified Persons, taken as a whole, and, if necessary, by a single firm of local counsel in each appropriate jurisdiction for all such Indemnified Persons, taken as a whole (and, in the case of an actual or perceived conflict of interest where the Indemnified Person affected by such conflict notifies you of the existence of such conflict and thereafter, after receipt of your consent (which consent shall not be unreasonably withheld or delayed), retains its own counsel, by another firm of counsel for such affected Indemnified Person) or other reasonable and documented out-of-pocket fees and expenses incurred in connection with investigating or defending any of the foregoing; provided that the foregoing indemnity will not, as to any Indemnified Person, apply to losses, claims, damages, liabilities or related expenses to the extent that they have resulted from (i) the willful misconduct, bad faith or gross negligence of such Indemnified Person or any of such Indemnified Person’s affiliates or any of its or their respective officers, directors, employees, agents, controlling persons, members or the successors of any of the foregoing (as determined by a court of competent jurisdiction in a final and non-appealable decision), (ii) a material breach (or, in the case of a Proceeding brought by you, a breach) of the obligations of such Indemnified Person (or any of such Indemnified Person’s affiliates or any of its or their respective officers, directors, employees, agents, controlling persons, members or the successors of any of the foregoing) under this Commitment Letter, the Fee Letter or the Facilities Documentation (as determined by a court of competent jurisdiction in a final and non-appealable decision) or (iii) any Proceeding not arising from any act or omission by you or any of your affiliates that is brought by an Indemnified Person against any other Indemnified Person (other than disputes involving claims against any Lead Arranger or Administrative Agent in its capacity as such), and (b) to reimburse each Commitment Party and each Indemnified Person from time to time, upon presentation of a summary statement, for all reasonable and documented out-of-pocket expenses (including but not limited to expenses of each Commitment Party’s due diligence investigation, consultants’ fees (to the extent any such consultant has been retained with your prior written consent (such consent not to be unreasonably withheld or delayed)), syndication expenses, travel expenses and reasonable fees, disbursements and other charges of counsel to the Lead Arrangers identified in the Term Sheet and of a single firm of local counsel to the Lead Arrangers in each appropriate jurisdiction (other than any allocated costs of in-house counsel) or otherwise retained with your consent (such consent not to be unreasonably withheld or delayed)), in each case incurred in connection with the Facilities and the preparation of this Commitment Letter, the Fee Letter, the Facilities Documentation and any security arrangements in connection therewith (collectively, the “Expenses”); provided that, except for the reasonable and documented fees and charges of Davis Polk & Wardwell LLP as counsel to the Arrangers, you shall not be required to reimburse any of the Expenses in the event the Closing Date does not occur.

[Commitment Letter]

8

Notwithstanding any other provision of this Commitment Letter, (i) no Indemnified Person shall be liable for any damages arising from the use by others of information or other materials obtained through internet, electronic, telecommunications or other information transmission systems (including IntraLinks, SyndTrak Online or LendAmend), except to the extent that such damages have resulted from the willful misconduct, bad faith or gross negligence of such Indemnified Person or any of such Indemnified Person’s affiliates or any of its or their officers, directors, employees, agents, controlling persons, members or the successors of any of the foregoing (as determined by a court of competent jurisdiction in a final and non-appealable decision) and (ii) none of we, you, the Company (or any of their respective affiliates), any subsidiaries of the foregoing or any Indemnified Person shall be liable for any indirect, special, punitive or consequential damages (including, without limitation, any loss of profits, business or anticipated savings) in connection with this Commitment Letter, the Fee Letter, the Transactions (including the Facilities and the use of proceeds thereunder), or with respect to any activities related to the Facilities, including the preparation of this Commitment Letter, the Fee Letter and the Facilities Documentation; provided that nothing in this paragraph shall limit your indemnity and reimbursement obligations set forth in the immediately preceding paragraph.

You shall not be liable for any settlement of any Proceeding effected without your written consent (which consent shall not be unreasonably withheld or delayed), but if settled with your written consent or if there is a final and non-appealable judgment by a court of competent jurisdiction against any Indemnified Party in any such Proceeding, you agree to indemnify and hold harmless each Indemnified Person from and against any and all losses, claims, damages, liabilities and reasonable and documented legal or other out-of-pocket expenses by reason of such settlement or judgment in accordance with and to the extent provided in the other provisions herein.

You shall not, without the prior written consent of any Indemnified Person (which consent shall not be unreasonably withheld or delayed, it being understood that an Indemnified Person may reasonably withhold its consent if such settlement does not comply with clauses (i) and (ii) below), effect any settlement of any pending or threatened proceedings in respect of which indemnity could have been sought hereunder by such Indemnified Person unless such settlement (i) includes an unconditional release of such Indemnified Person in form and substance reasonably satisfactory to such Indemnified Person from all liability or claims that are the subject matter of such proceedings and (ii) does not include any statement as to or any admission of fault, culpability, wrong doing or a failure to act by or on behalf of any Indemnified Person.

You acknowledge that, other than as may be separately agreed between you and any Commitment Party with respect to such Commitment Party, the Commitment Parties and their affiliates may be providing debt financing, equity capital or other services (including financial advisory services) to other persons in respect of which you may have conflicting interests regarding the transactions described herein and otherwise. Neither the Commitment Parties nor any of their affiliates will use confidential information obtained from you or the Company by virtue of the transactions contemplated by this Commitment Letter or their other relationships with you in connection with the performance by them of services for other persons, and neither the Commitment Parties nor any of their affiliates will furnish any such information to other persons. You also acknowledge that neither the Commitment Parties nor any of their affiliates have any obligation to use in connection with the transactions contemplated by this Commitment Letter, or to furnish to you, confidential information obtained by them from other persons.

As you know, each Commitment Party and its respective affiliates is a full service securities firm engaged, either directly or through its affiliates, in various activities, including securities trading, commodities trading, investment management, financing and brokerage activities and financial planning and benefits counseling for both companies and individuals. In the ordinary course of these activities, the Commitment Parties and their respective affiliates may actively engage in commodities trading or trade the debt and equity securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of you, the Company, any of your or their respective subsidiaries and affiliates and other companies which may be the subject of the arrangements contemplated by this Commitment Letter for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities or instruments. The Commitment Parties and their respective affiliates may also co-invest with, make direct investments in, and invest or co-invest client monies in or with funds or other investment vehicles managed by other parties, and such funds or other investment vehicles may trade or make investments in securities of you, the Company, any of your or their respective subsidiaries and affiliates or other companies which may be the subject of the arrangements contemplated by this Commitment Letter or engage in commodities trading with any thereof.

[Commitment Letter]

9

The Commitment Parties and their respective affiliates may have economic interests that conflict with those of the Company and you. You agree that the Commitment Parties will act under this Commitment Letter as independent contractors and that nothing in this Commitment Letter or the Fee Letter or otherwise will be deemed to create an advisory, fiduciary or agency relationship or fiduciary or other implied duty between the Commitment Parties and you and the Company, your and its respective equityholders or your and its respective affiliates. You acknowledge and agree that (i) the transactions contemplated by this Commitment Letter and the Fee Letter are arm’s-length commercial transactions between the Commitment Parties, on the one hand, and you and the Company, on the other, (ii) in connection therewith and with the process leading to such transaction each Commitment Party is acting solely as a principal and not as agents or fiduciaries of you, the Company, your and its management, equityholders, creditors or any other person, (iii) the Commitment Parties have not assumed an advisory or fiduciary responsibility or any other obligation in favor of you with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether the Commitment Parties or any of their respective affiliates have advised or are currently advising you or the Company on other matters) except the obligations expressly set forth in this Commitment Letter and the Fee Letter and (iv) you have consulted your own legal, tax, accounting and financial advisors to the extent you deemed appropriate. You further acknowledge and agree that you are responsible for making your own independent judgment with respect to such transactions and the process leading thereto. Please note that the Commitment Parties and their affiliates have not provided any legal, accounting, regulatory or tax advice. You agree that you will not claim that the Commitment Parties (in their capacity as such) or their applicable affiliates, as the case may be, have rendered advisory services of any nature or respect, or owe a fiduciary or similar duty to you or your affiliates, in connection with the transactions contemplated by this Commitment Letter or the process leading thereto.

This Commitment Letter and the commitments hereunder shall not be assignable by any party hereto without the prior written consent of each other party hereto (such consent not to be unreasonably withheld or delayed) (and any attempted assignment without such consent shall be null and void). This Commitment Letter and the commitments hereunder are intended to be solely for the benefit of the parties hereto (and Indemnified Persons) and are not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto (and Indemnified Persons to the extent expressly set forth herein). Subject to the limitations otherwise set forth herein, each Commitment Party reserves the right to employ the services of its respective affiliates or branches in providing services contemplated hereby and to allocate, in whole or in part, to their affiliates or branches certain fees payable to such Commitment Party in such manner as such Commitment Party and its respective affiliates or branches may agree in their sole discretion and, to the extent so employed, such affiliates and branches shall be entitled to the benefits and protections afforded to, and subject to the provisions governing the conduct of, such Commitment Party hereunder. This Commitment Letter may not be amended or any provision hereof waived or modified except by an instrument in writing signed by each of the Commitment Parties and you. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original and all of which, when taken together, shall constitute one agreement. Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile transmission or other electronic transmission (i.e., a “pdf” or “tif”) shall be effective as delivery of a manually executed counterpart hereof. This Commitment Letter (including the exhibits hereto) and the Fee Letter (i) are the only agreements that have been entered into among the parties hereto with respect to the Facilities and (ii) supersede all prior understandings, whether written or oral, among us with respect to the Facilities and sets forth the entire understanding of the parties hereto with respect thereto.

[Commitment Letter]

10

Following the Closing Date, the Commitment Parties may place customary “tombstone” advertisements in publications of such Commitment Party’s choice at its own expense, with your prior approval (such approval not to be unreasonably withheld or delayed), and circulate similar promotional materials in the form of a “tombstone” or otherwise describing the parties to, date, amount and Closing Date of the Transactions with your prior approval (such approval not to be unreasonably withheld or delayed) but without duplication of any prior approval for tombstone advertisements, all at the Commitment Parties’ expense.

Each of the parties hereto agrees that (i) this Commitment Letter is a binding and enforceable agreement (subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization and other similar laws relating to or affecting creditors’ rights generally and general principles of equity (whether considered in a proceeding in equity or law)) with respect to the subject matter contained herein, including an agreement to negotiate in good faith the Facilities Documentation by the parties hereto in a manner consistent with this Commitment Letter, it being acknowledged and agreed that the funding of the Facilities is subject only to the conditions precedent as provided herein and (ii) the Fee Letter is a binding and enforceable agreement (subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization and other similar laws relating to or affecting creditors’ rights generally and general principles of equity (whether considered in a proceeding in equity or law)) of the parties thereto with respect to the subject matter set forth therein.

THIS COMMITMENT LETTER AND THE RIGHTS AND DUTIES OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK; provided, however, that it is understood and agreed that (a) the interpretation of the definition of “Company Material Adverse Effect” (as referenced in Exhibit B hereto) (and whether or not such Company Material Adverse Effect has occurred), (b) the determination of the accuracy of any Company Representations and whether as a result of any inaccuracy thereof you (or your affiliates) has the right (taking into account any applicable cure provisions) to terminate your (or your affiliates’) obligations under the Merger Agreement or decline to consummate the Acquisition and (c) the determination of whether the Acquisition has been consummated in accordance with the terms of the Merger Agreement, in each case shall be governed by, and construed in accordance with, the laws of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof, provided that, with respect to clause (c) only, the authorization, to the extent the effectiveness or effect of the Merger (as defined in the Merger Agreement) (including regarding the filing of Certificate of Merger (a defined in the Merger Agreement) with, and acceptance of such Certificate of Merger for filing by, the Registrar (as defined in the Merger Agreement)) are required by statute or public policy to be governed by the Laws of Bermuda, the internal Laws of Bermuda shall govern and apply, but only as to such matters and to the limited extent necessary to comply with and cause the Merger to be effective under the Laws of Bermuda.

EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM BROUGHT BY OR ON BEHALF OF ANY PARTY RELATED TO OR ARISING OUT OF THIS COMMITMENT LETTER OR THE PERFORMANCE OF SERVICES HEREUNDER.

[Commitment Letter]

11

Each of the parties hereto hereby irrevocably and unconditionally (a) submits, for itself and its property, to the exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in New York City in the Borough of Manhattan, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Commitment Letter, the Fee Letter, the Transactions or the transactions contemplated hereby, or for recognition or enforcement of any judgment, and agrees that all claims in respect of any such action or proceeding shall be heard and determined in such New York State court or, to the extent permitted by law, in such Federal court, (b) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Commitment Letter, the Fee Letter, the Transactions or the transactions contemplated hereby in any such New York State court or in any such Federal court and (c) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court. Each of the parties hereto agrees to commence any such action, suit, proceeding or claim either in the United States District Court for the Southern District of New York or in the Supreme Court of the State of New York, New York County located in the Borough of Manhattan. The Borrower hereby appoints the Co-Borrower as its agent to receive on behalf of itself and its property service of copies of the summons and complaint and any other process which may be served by the Commitment Parties in any such action or proceeding in any aforementioned court in respect of any action or proceeding arising out of or relating to this Letter.

This Commitment Letter is delivered to you on the understanding that none of the Fee Letter and its terms or substance, or, prior to your acceptance hereof, this Commitment Letter and its terms or substance or the activities of any Commitment Party pursuant hereto or to the Fee Letter, shall be disclosed, directly or indirectly, to any other person or entity (including other lenders, underwriters, placement agents, advisors or any similar persons) except (a) to your subsidiaries and affiliates and your officers, directors, employees, agents, attorneys, accountants, advisors and controlling persons who are informed of the confidential nature thereof, on a confidential and need-to-know basis, (b) if the Commitment Parties consent in writing to such proposed disclosure (such consent not to be unreasonably withheld or delayed) or (c) pursuant to the order of any court or administrative agency in any pending legal or administrative proceeding, or otherwise as required by applicable law, rule or regulation or compulsory legal process or to the extent requested or required by governmental and/or regulatory authorities, in each case based on the reasonable advice of your legal counsel (in which case, you agree, to the extent practicable and not prohibited by applicable law, rule or regulation, to inform us promptly thereof prior to such disclosure); provided that (i) you may disclose this Commitment Letter (but not the Fee Letter) and the contents hereof to the Company and its officers, directors, employees, agents, attorneys, accountants, advisors and controlling persons, on a confidential and need-to-know basis, (ii) you may disclose this Commitment Letter and its contents in any syndication or other marketing materials in connection with the Facilities (including any Confidential Information Memorandum and other customary marketing materials) or in connection with any public or regulatory filing requirement relating to the Transactions, (iii) you may disclose the Term Sheet and the other exhibits and annexes to this Commitment Letter and the contents thereof, to potential Lenders and their affiliates involved in the related commitments, to equity investors and to rating agencies in connection with obtaining ratings for the Facilities, (iv) you may disclose the aggregate fees contained in the Fee Letter as part of Projections, pro forma information or a generic disclosure of aggregate sources and uses related to fee amounts related to the Transactions to the extent customary or required in offering and marketing materials for the Facilities or in any public or regulatory filing requirement relating to the Transactions, (v) to the extent the amounts of fees and other economic terms set forth therein have been redacted, you may disclose the Fee Letter and the contents thereof to the Company and its officers, directors, employees, agents, attorneys, accountants, advisors and controlling persons, on a confidential and need-to-know basis, (vi) you may disclose this Commitment Letter (but not the Fee Letter) in any tender offer or proxy relating to the Transactions and (vii) you may disclose the Fee Letter and the contents thereof to any prospective Additional Commitment Party or prospective equity investor and their respective officers, directors, employees, attorneys, accountants and advisors, in each case on a confidential basis. You agree that you will permit us to review and approve (such approval not to be unreasonably withheld or delayed) any reference to us or any of our affiliates in connection with the Facilities or the transactions contemplated hereby contained in any press release or similar written public disclosure prior to public release. The confidentiality provisions set forth in this paragraph shall survive the termination of this Commitment Letter and expire and shall be of no further effect after the second anniversary of the date hereof.

[Commitment Letter]

12

Each Commitment Party and its affiliates will use all non-public information provided to any of them or such affiliates by or on behalf of you hereunder or in connection with the Transactions solely for the purpose of providing the services which are the subject of this Commitment Letter and negotiating, evaluating and consummating the transactions contemplated hereby and shall treat confidentially all such information and shall not publish, disclose or otherwise divulge such information; provided that nothing herein shall prevent such Commitment Party from disclosing any such information (a) pursuant to the order of any court or administrative agency or in any pending legal, judicial or administrative proceeding, or otherwise as required by applicable law, rule or regulation or compulsory legal process (in which case such Commitment Party agrees (except with respect to any routine or ordinary course audit or examination conducted by bank accountants or any governmental or bank regulatory authority exercising examination or regulatory authority), to the extent practicable and not prohibited by applicable law, rule or regulation, to inform you promptly thereof prior to disclosure), (b) upon the request or demand of any regulatory authority having jurisdiction over such Commitment Party or any of its affiliates (in which case such Commitment Party agrees (except with respect to any routine or ordinary course audit or examination conducted by bank accountants or any governmental or bank regulatory authority exercising examination or regulatory authority) to the extent practicable and not prohibited by applicable law, rule or regulation, to inform you promptly thereof prior to disclosure), (c) to the extent that such information becomes publicly available other than by reason of improper disclosure by such Commitment Party or any of its affiliates or any related parties thereto in violation of any confidentiality obligations owing to you, the Company or any of your or their respective subsidiaries or affiliates or related parties (including those set forth in this paragraph), (d) to the extent that such information is received by such Commitment Party from a third party that is not, to such Commitment Party’s knowledge, subject to confidentiality obligations owing to you, the Company or any of your or their respective subsidiaries or affiliates or related parties, (e) to the extent that such information was already in our possession prior to any duty or other undertaking of confidentiality or is independently developed by the Commitment Parties without the use of such information, (f) to other Commitment Parties and such Commitment Party’s affiliates and to its and their respective officers, directors, partners, employees, legal counsel, independent auditors and other experts or agents who need to know such information in connection with the Transactions and who are informed of the confidential nature of such information and who are subject to customary confidentiality obligations of professional practice or who agree to be bound by the terms of this paragraph (or language substantially similar to this paragraph) (with each such Commitment Party, to the extent within its control, responsible for such person’s compliance with this paragraph), (g) to potential or prospective Lenders, hedge providers, participants or assignees, in each case who agree (pursuant to customary syndication practice) to be bound by the terms of this paragraph (or language substantially similar to this paragraph); provided that (i) the disclosure of any such information to any Lenders, hedge providers or prospective Lenders, hedge providers or participants or prospective participants referred to above shall be made subject to the acknowledgment and acceptance by such Lender, hedge provider or prospective Lender or participant or prospective participant that such information is being disseminated on a confidential basis (on substantially the terms set forth in this paragraph or as is otherwise reasonably acceptable to you and each Commitment Party, including, without limitation, as agreed in any Information Materials or other marketing materials) in accordance with the standard syndication processes of such Commitment Party or customary market standards for dissemination of such type of information, which shall in any event require “click through” or other affirmative actions on the part of recipient to access such information and (ii) no such disclosure shall be made by such Commitment Party to any person that is at such time a Disqualified Lender, (h) for purposes of establishing a “due diligence” defense or (i) to rating agencies in connection with obtaining ratings for the Facilities to the extent such rating agencies are subject to customary confidentiality obligations of professional practice or agree to be bound by the terms of this paragraph (or language substantially similar to this paragraph). In the event that the Term Facility is funded, the Commitment Parties’ and their respective affiliates’, if any, obligations under this paragraph, shall terminate automatically and be superseded by the confidentiality provisions in the Facilities Documentation to the extent that such provisions are binding on such Commitment Parties. Otherwise, the confidentiality provisions set forth in this paragraph shall survive the termination of this Commitment Letter and expire and shall be of no further effect after the second anniversary of the date hereof.

[Commitment Letter]

13

The syndication, reimbursement, compensation (if applicable in accordance with the terms hereof and the Fee Letter), indemnification, confidentiality, jurisdiction, governing law, absence of fiduciary relationship and waiver of jury trial provisions contained herein and in the Fee Letter shall remain in full force and effect regardless of whether Facilities Documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or the Commitment Parties’ commitments hereunder; provided that your obligations under this Commitment Letter, other than those relating to confidentiality and to the syndication of the Facilities, shall automatically terminate and be superseded by the corresponding provisions of the Facilities Documentation upon the funding thereunder, and you shall be automatically released from all liability in connection therewith at such time. You may terminate this Commitment Letter and/or the Initial Lenders’ commitments (on a pro rata basis amongst the Initial Lenders) with respect to the Facilities (or any portion thereof) hereunder at any time subject to the provisions of the preceding sentence.

We hereby notify you that pursuant to the requirements of the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001, as amended from time to time, the “PATRIOT Act”), each of us and each of the Lenders may be required to obtain, verify and record information that identifies the Borrower and the Guarantors, which information may include their names, addresses, tax identification numbers and other information that will allow each of us and the Lenders to identify the Borrower and Guarantors in accordance with the PATRIOT Act. This notice is given in accordance with the requirements of the PATRIOT Act and is effective as to each of us and each Lender.

If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms of this Commitment Letter and of the Fee Letter by returning to the Administrative Agents on behalf of the Commitment Parties executed counterparts hereof and of the Fee Letter not later than 11:59 p.m., New York City time, on March 1, 2015. The Initial Lenders’ respective commitments hereunder and the obligations and agreements of the Commitment Parties contained herein will expire at such time in the event that the Administrative Agents have not received such executed counterparts in accordance with the immediately preceding sentence. If you do so execute and deliver to us this Commitment Letter and the Fee Letter, this Commitment Letter and the commitments and undertakings of each of the Commitment Parties shall remain effective and available for you until the earliest to occur of (i) after execution of the Merger Agreement and prior to the consummation of the Acquisition, the termination of the Merger Agreement by you (or your affiliates) or with your (or your affiliates’) written consent or otherwise in accordance with its terms (other than with respect to provisions therein that expressly survive termination), prior to closing of the Acquisition, (ii) the consummation of the Acquisition without the funding of the Term Facilities and (iii) 11:59 p.m., New York City time, on the Termination Date (as defined in the Merger Agreement (as in effect on the date hereof), and as such date may be extended in accordance with the second proviso to Section 8.1(b)(i) of the Merger Agreement (as in effect on the date hereof)). Upon the occurrence of any of the events referred to in the preceding sentence, this Commitment Letter and the commitments of the Commitment Parties hereunder and the agreement of the Commitment Parties to provide the services described herein shall automatically terminate unless each of the Commitment Parties shall, in its sole discretion, agree to an extension.

[Remainder of this page intentionally left blank]

[Commitment Letter]

14

The Commitment Parties are pleased to have been given the opportunity to assist you in connection with the financing for the Transactions.

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Jeb Slowik
Name: Jeb Slowik
Title: Managing Director

CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH

By:	/s/ Bill O’Daly
Name: Bill O’Daly
Title: Authorized Signatory

By:	/s/ Sean MacGregor
Name: Sean MacGregor
Title: Authorized Signatory

[Commitment Letter]

Accepted and agreed to

as of the date first above written:

NXP B.V.

By:	/s/ Peter Kelly
Name: Peter Kelly
Title: Authorized Signatory

[Commitment Letter]

CONFIDENTIAL	EXHIBIT A

Project Quick

Transaction Description

Capitalized terms used but not defined in this Exhibit A shall have the meanings set forth in the other Exhibits to the Commitment Letter to which this Exhibit A is attached (the “Commitment Letter”) or in the Commitment Letter.

NXP intends to acquire (the “Acquisition”), directly or indirectly, all of the outstanding equity interests of the entity previously identified to us by you as “Fast”, a Bermuda exempted limited liability company (the “Company”). NXP intends to consummate the acquisition by way of Merger Sub (as defined below) merging with the Company.

In connection with the foregoing, it is intended that:

a)	NXP will establish a newly formed Bermuda exempted limited liability company (“Merger Sub”) and direct or indirect wholly-owned subsidiary of NXP.

b)	NXP N.V., the direct parent of NXP (the “Parent”), Merger Sub and the Company will enter into an Agreement and Plan of Merger (together with all exhibits, annexes and schedules and disclosure letters thereto, collectively, as modified, amended, supplemented or waived, the “Merger Agreement”).

c)	Pursuant to, and in accordance with the terms of, the Merger Agreement, (i) Merger Sub will be merged with and into the Company and (ii) the existing shareholders of the Company shall have the right to receive (x) ordinary shares of Parent and (y) a certain amount in cash (the “Cash Consideration”).

d)	NXP will obtain (a) a $3.25 billion aggregate principal amount Tranche B-1 Term Facility (the “Tranche B-1 Term Facility”), (b) a $3.25 billion aggregate principal amount Tranche B-2 Term Facility (the “Tranche B-2 Term Facility”; together with the Tranche B-1 Term Facility, the “Term Facilities”) and (c) subject to receiving the requisite commitments, a $500 million super-priority senior secured revolving credit facility (the “Revolving Facility” and, collectively with the Term Facilities, the “Facilities”).

e)	at the option of the Company and NXP, prior to the occurrence of the Acquisition, the Company will solicit the consent of the holders of (i) the 5.00% Senior Secured Notes due 2021 issued pursuant to the Indenture, dated as of May 21, 2013 (the “2021 Fast Notes Indenture”), among certain affiliates of the Company and The Bank of New York Mellon Trust Company, N.A. as trustee (the “2021 Fast Notes”) and (ii) the 6.00% Senior Secured Notes due 2022 issued pursuant to the Indenture, dated as of November 1, 2013 (the “2022 Fast Notes Indenture”), among certain affiliates of the Company and Wells Fargo Bank, National Association, as trustee (the “2022 Fast Notes”; and, together with the 2021 Fast Notes, the “Fast Secured Notes”) with respect to certain amendments and waivers, including a change of control waiver (a “Change of Control Waiver”) (such consents, as they relate to the 2021 Fast Notes, the “2021 Fast Notes Consents”, as they relate to the 2022 Fast Notes, the “2022 Fast Notes Consents” and, collectively, the “Fast Secured Notes Consents”; and any such consent which requires at least two thirds in aggregate principal amount of 2021 Fast Notes or 2022 Fast Notes outstanding, a “66 2/3% Consent”).

f)	In the event the Fast Secured Notes Consents (or either of them) are obtained, the Term Facility commitments will automatically be reduced in the aggregate amount initially allocated to redeem the Fast Secured Notes as to which a Fast Secured Notes Consent has been obtained.

[Transaction Description]

g)	In the event the 2021 Fast Notes Consents and/or the 2022 Fast Notes Consents are not obtained, NXP will cause the Company or the relevant issuer of the Fast Secured Notes to make a change of control offer with respect to the 2021 Fast Notes and/or the 2022 Fast Notes, as applicable (the “Fast Secured Notes Change of Control Offer”), and/or may, at its option, give (or cause the relevant issuer to give) notice of its intention to redeem the 2021 Fast Notes and/or the 2022 Fast Notes (the “Fast Secured Notes Redemption Notice”), in each case in accordance with the terms of the 2021 Fast Notes Indenture and/or the 2022 Fast Notes Indenture, as applicable.

h)	Immediately after giving effect to the Acquisition, all amounts outstanding (other than contingent obligations) under that certain Third Amended and Restated Credit Agreement, dated as of March 1, 2013 (as amended pursuant to the Incremental Amendment, dated as of September 11, 2013, the Replacement Revolving Credit Facility Amendment and Incremental Amendment, dated as of February 10, 2014, the “Existing Fast Credit Facility”), by and among certain affiliates of the Company, the lenders from time to time party thereto, and Citibank, N.A., as administrative agent and collateral agent will be repaid, all commitments in respect thereof will be terminated and all liens in respect thereof will be released (collectively, the “Fast Credit Facility Repayment”).

i)	In the event that NXP receives commitments with respect to the Revolving Facility from the Commitment Parties and Additional Revolving Facility Commitment Parties aggregating $500 million, prior to or immediately following the first drawdown under the Revolving Facility, all amounts outstanding (other than contingent obligations) under that the Credit Agreement, dated as of April 27, 2012 (as amended, modified supplemented or restated, the “Existing Revolving Credit Agreement”) among NXP Semiconductors N.V., NXP, the other borrowers named therein, the lenders party thereto, Morgan Stanley Senior Funding, Inc., as administrative agent and global collateral agent and Mizuho Corporate Bank, Ltd., as Taiwan collateral agent will be repaid, all commitments in respect thereof will be terminated and all liens in respect thereof will be released (collectively, the “Existing Revolving Credit Facility Repayment”). In the event that NXP does not receive $500 million in aggregate commitments under the Revolving Facility, it may cancel any commitments it has received with respect to the Revolving Facility in its discretion, in which case the Existing Revolving Credit Agreement shall remain in place and the Existing Revolving Credit Facility Repayment shall not occur.

j)	NXP will cause the proceeds of the Term Facilities (and, if it elects, cash on hand or available through other sources) to (i) pay the Cash Consideration, (ii) effect the Fast Credit Facility Repayment, (iii) to the extent the Fast Notes Consents are not obtained, pay amounts due as a result of the Fast Secured Notes Change of Control Offer and/or (if NXP or the relevant issuer has opted to issue any Fast Secured Notes Redemption Notice) such Fast Secured Notes Redemption Notice, (iv) if it elects, effect the Existing Revolving Credit Facility Repayment and (v) pay fees, any applicable premiums and expenses incurred in connection with the Transactions (such fees, premiums and expenses, the “Transaction Costs”).

k)	In the event that the 66 2/3% Consent is not received, the proceeds of the Facilities required to make the Fast Credit Facility Repayment and, if applicable, payments made pursuant to the Fast Secured Notes Change of Control Offer and/or any Fast Secured Notes Redemption Notice, shall be loaned to Fast Inc. as senior secured loans (the “Senior Secured Proceeds Loans”).

[Transaction Description]

B-I-2

The transactions described above (including the payment of Transaction Costs) are collectively referred to herein as the “Transactions”.

[Transaction Description]

B-I-3

CONFIDENTIAL	EXHIBIT B

Project Quick

$6.5 billion Senior Secured Term Facilities

Summary of Principal Terms and Conditions

All capitalized terms used but not defined herein shall have the meanings given to them in the Commitment Letter to which this term sheet is attached (including the Transaction Description).

Borrower:	NXP B.V. (“NXP” or the “Borrower”). If the Fast Secured Notes Consents are not obtained and the Borrower so elects, loans used to make the Senior Secured Proceeds Loan may be borrowed by a newly formed subsidiary of NXP which may be designated as an Unrestricted Subsidiary under the Borrower’s existing Secured Term Credit Agreement, dated as of March 4, 2011 (as amended, restated, supplemented or otherwise modified from time to time, the “Existing Term Credit Agreement”), among the Borrower, NXP Funding LLC, as Co-Borrower, the lending institutions from time to time parties thereto, Barclays Bank PLC, as administrative agent, MSSF, as global collateral agent, Mizuho Corporate Bank, Ltd., as Taiwan collateral agent, and the other agents and arrangers from time to time parties thereto, the existing indentures governing NXP’s outstanding senior unsecured notes and, if applicable, the Existing Revolving Credit Agreement. In such event, NXP would be a Guarantor.

Co-Borrower:	NXP Funding LLC, as co-borrower (the “Co-Borrower”) in a manner and to an extent consistent with the Existing Term Credit Agreement.

Additional Borrowers with respect to the Revolving Facility:	As per the Existing Revolving Credit Agreement. In addition, at the option of the Borrower, additional subsidiaries of the Borrower organized in the United States and other jurisdictions reasonably acceptable to the Initial Lenders (and subject to customary “know-your-customer” conditions) may be added as additional “Borrowers” under the Revolving Facility.

Transactions:	As set forth in Exhibit A to the Commitment Letter.

Term Facilities Administrative Agent:	Credit Suisse AG (acting through such of its affiliates or branches as it deems appropriate) will act as administrative agent (in such capacity, the “Term Facilities Administrative Agent”) in respect of the Term Facilities (as hereinafter defined) for a syndicate of banks, financial institutions and other institutional lenders reasonably acceptable to the Borrower and excluding any Disqualified Lenders (together with the Initial Lenders, the “Term Lenders”), and will perform the duties customarily associated with such role.

Revolving Facility Administrative Agent:	An institution selected by the Borrower and reasonably acceptable to the Lead Arrangers will act as administrative agent (in such capacity, the “Revolving Facility Administrative Agent”; and, together with the Term Facilities Administrative Agent, the “Administrative Agents”) in respect of the Revolving Facility (as hereinafter defined) for a syndicate of banks, financial institutions and other institutional lenders reasonably acceptable to the Borrower and excluding any Disqualified Lenders (together with the Initial Lenders, the “Revolving Lenders”; and, together with the Term Lenders, the “Lenders”), and will perform the duties customarily associated with such role.

[Term Facility Term Sheet]

Joint Bookrunners and Lead Arrangers:	Credit Suisse Securities (USA) LLC will act as a lead arranger and joint bookrunner (together with any additional joint bookrunner appointed pursuant to the Commitment Letter, each in such capacity, a “Lead Arranger”; and, collectively, the “Lead Arrangers”) and will perform the duties customarily associated with such roles.

Other Agents:	Morgan Stanley Senior Funding, Inc. will act as global collateral agent with respect to the Facilities (the “Collateral Agent”). The Borrower may designate additional financial institutions reasonably acceptable to the Majority Lead Arrangers (such consent not to be unreasonably withheld, delayed or conditioned) to act as syndication agent, documentation agent or co-documentation agent as provided in the Commitment Letter.

Facilities:

(A) A senior secured tranche B-1 Term Facility in an aggregate principal amount of up to $3.25 billion (the “Tranche B-1 Term Facility”; the commitments thereunder, the “Tranche B-1 Term Commitments”; the loans thereunder, the “Tranche B-1 Term Loans”; the lenders thereunder, the Tranche B-1 Term Loan Lenders”).

(B) A senior secured tranche B-2 Term Facility in an aggregate principal amount of up to $3.25 billion (the “Tranche B-2 Term Facility”, and, together with the Tranche B-1 Term Facility, the “Term Facilities”; the commitments thereunder, the “Tranche B-2 Term Commitments” and, together with the Tranche B-1 Term Commitments, the “Term Commitments”; the loans thereunder, the “Tranche B-2 Term Loans” and, together with the Tranche B-1 Term Loans, the “Term Loans”; the lenders thereunder, the Tranche B-2 Term Loan Lenders” and, together with the Tranche B-1 Term Loan Lenders, the “Term Loan Lenders”).

(C) A super-senior secured revolving facility in an aggregate principal amount of up to $500 million (the “Revolving Facility” and, together with the Term Facilities, the “Facilities”; the commitments thereunder, the “Revolving Commitments”; the loans thereunder, the “Revolving Loans” and, together with the Term Loans, the “Loans”; the lenders thereunder, the “Revolving Lenders” and, together with the Term Loan Lenders, the “Lenders”).

The Term Facilities will be available to be drawn in U.S. Dollars. The Revolving Facility will be available to be drawn in the currencies provided for under the Existing Revolving Facility Agreement.

Incremental Facilities:	The Term Facilities will permit the Borrower to add one or more incremental Term Facilities to the Term Facilities (each, an “Incremental Term Facility”) on substantially the same basis as provided for in the Existing Term Credit Agreement; (including, pro forma compliance with the same incurrence tests) provided, that, (i) in the event an Incremental Term Facility is being added in connection with an acquisition or investment for which “certain funds” is required, such Incremental Term Facility may, at the Borrower’s election, be made available on a “certain funds” basis and (ii) each Incremental Term Facility incurred in the first twelve months after the Closing Date shall be subject to a “most favored nation” pricing provision that ensures if the initial “yield” on the Incremental Term Facility exceeds the “yield” at such time on the Term Facility by more than 50 basis points (with “yield” being determined by the Agent taking into account the applicable margin, upfront fees, any original issue discount and any LIBOR or ABR floors, but shall not include customary arrangement or commitment fees that are not paid to, or shared with, in whole or in part any or all lenders), the applicable margin on the Term Facilities shall be increased to the extent necessary so that such “yield” is equal to the “yield” on Incremental Term Facility minus 50 basis points. Such “most favored nation” pricing provision shall also apply to any senior secured loan issuances otherwise permitted under the Facilities Documentation. The Revolving Facility will permit the Borrower to increase the commitments under the Revolving Facility (each such increase, an “Incremental Revolving Commitment”) on substantially the same basis as provided for in the Existing Revolving Credit Agreement.

[Term Facility Term Sheet]

Purpose/Use of Proceeds:

(A) The proceeds of borrowings under the Term Facilities will be used by the Borrower, together with (at the Borrower’s election) cash on hand or other financial resources of the Borrower, solely to (i) pay the Cash Consideration, (ii) effect the Fast Credit Facility Repayment, (iii) to the extent the Fast Secured Notes Consents are not obtained, pay amounts due as a result of a Fast Secured Notes Change of Control Offer and/or any issuance of a Fast Secured Notes Redemption Notice, (iv) if the Borrower elects, effect the Existing Revolving Credit Facility Repayment and (v) pay Transaction Costs.

(B) The proceeds of Revolving Loans and the Letters of Credit will be used by the Borrower and its subsidiaries for working capital and for other general corporate purposes (including to finance the Transactions and any other transactions not prohibited by the Facilities Documentation).

Availability:

(A) The Term Facilities will be available for drawing on the Closing Date and, if the Fast Secured Notes Consent has not been obtained for either of the Fast Secured Notes, in an aggregate amount equal to the maximum change of control redemption price (including interest) of the relevant Fast Secured Notes, at any time during the 60 days after the Closing Date; provided that no draw under the Term Facilities shall occur after the date that is 15 months from the date of the Commitment Letter (the “Term Availability Period”). Amounts borrowed under the Term Facility that are repaid or prepaid may not be reborrowed.

(B) Revolving Loans (exclusive of Letter of Credit usage) may be made available on the Closing Date to finance the Transactions and working capital and any amount needed to fund any OID or upfront fees required to be funded on the Closing Date due to the exercise of the “Market Flex Provisions” under the Fee Letter. Additionally, Letters of Credit may be issued on the Closing Date in order to backstop or replace letters of credit outstanding on the Closing Date under the Existing Revolving Credit Agreement and/or the facilities no longer available to the Company or any of its affiliates as of the Closing Date (and such existing letters of credit may be deemed Letters of Credit outstanding under the Revolving Facility). Otherwise, Revolving Loans will be available at any time prior to the final maturity of the Revolving Facility, in minimum principal amounts consistent with the Existing Revolving Credit Agreement. Amounts repaid under the Revolving Facility may be reborrowed.

Interest Rates and Fees:	As set forth on Annex I to this Exhibit A.

[Term Facility Term Sheet]

Default Rate:	With respect to overdue principal, the applicable interest rate plus 2.00% per annum, and with respect to any other overdue amount, including overdue interest, the interest rate applicable to ABR loans (as defined in Annex I) plus 2.00% per annum.

Letters of Credit:	Availability and mechanics to be consistent with the Existing Revolving Credit Agreement.

Final Maturity and Amortization:

(A) Tranche B-1 Term Facility

The Tranche B-1 Term Facility will mature on the date that is 5 years after the Closing Date and, commencing at least one full fiscal quarter after the Closing Date, will amortize in equal quarterly installments in aggregate annual amounts equal to 10.0% of principal amount of the Tranche B-1 Term Facility as of the Closing Date, with the balance payable on the fifth anniversary of the Closing Date (subject to extension as provided below).

(B) Tranche B-2 Term Facility

The Tranche B-2 Term Facility will mature on the date that is 7 years after the Closing Date and, commencing at least one full fiscal quarter after the Closing Date, will amortize in equal quarterly installments in aggregate annual amounts equal to 1.0% of principal amount of the Tranche B-2 Term Facility as of the Closing Date, with the balance payable on the seventh anniversary of the Closing Date (subject to extension as provided below).

(C) Revolving Facility

The Revolving Facility will mature, and Revolving Commitments will terminate, on the date that is five years after the Closing Date (subject to extension as provided below).

The Facilities Documentation shall contain customary “amend and extend” provisions pursuant to which any individual Lender may agree to extend (which may include, among other things, an increase in the interest rates payable with respect to such extended loans, which extensions shall not be subject to any “default stopper”, financial tests or “most favored nation pricing provisions”) the maturity date in respect of any class of Loans (including under any Incremental Term Facility or Incremental Revolving Commitment), in each case, upon the request of the Borrower and without the consent of any other Lender (it is understood that (i) no existing Lender will have any obligation to commit to any such extension and (ii) each Lender under the class being extended shall have the opportunity to participate in such extension on the same terms and conditions as each other Lender under such class).

Guarantees:	All obligations of the Borrower and Co-Borrower (and any additional borrowers) (the “Obligations”) under the Facilities will be unconditionally guaranteed jointly and severally on a senior secured basis by the same entities that guarantee (or would, pursuant to the terms thereof, be required to guarantee) (including, if the Fast Secured Notes Consents are obtained, the Company and its subsidiaries) the Existing Term Credit Agreement and subject to the same limitations included in the Agreed Security Principles (as defined in the Existing Term Credit Agreement).

[Term Facility Term Sheet]

Security:	The Obligations will be secured by the same present and after-acquired assets of the Borrower, Co-Borrower, each Guarantor that secures obligations under the Existing Term Credit Agreement and, if the 66 2/3 % Consent is successful, the Company and its subsidiaries and subject to the same limitations included in the Agreed Security Principles. Bermuda will also be added as a security jurisdiction. The Agreed Security Principles will be updated to reflect the addition of Bermuda as a security jurisdiction and the provisions of Section 7(b) and (c) of the 2013 New Term Loan Joinder Agreement dated as of November 27, 2013 to the Existing Term Credit Agreement, namely that collateral actions shall not be required except with respect to the Netherlands, the United States and Bermuda unless such actions are taken for the benefit of secured obligations (other than the Facilities) incurred after the Closing Date. If the 66 2/3 Consent is not obtained, the collateral under the Facilities shall include a promissory note in respect of the Senior Secured Proceeds Loan. For the avoidance of doubt (and notwithstanding the provisions of the Existing Revolving Credit Agreement), the security for the Revolving Facility will be the same as for the Term Facilities, subject to the Agreed Security Principles and to the super-senior status of the Revolving Facility (which will be effected pursuant to the Collateral Agency Agreement, dated as of September 29, 2006 (the “Collateral Agency Agreement”), among the Borrower, certain of its affiliates, the secured parties party thereto, Morgan Stanley Senior Funding, Inc., as global collateral agent and Mizuho Corporate Bank, Ltd., as Taiwan collateral agent).

Collateral Agency Agreement:	Each of the Administrative Agents and the Collateral Agent shall accede to the Collateral Agency Agreement. The Term Facilities shall be designated as “Additional Secured Obligations” having the priority specified under “fourth” of Section 4.04(a) of the Collateral Agency Agreement. The Revolving Facility shall be designated as “Additional Secured Obligations” having the priority specified under “second” of Section 4.04(a) of the Collateral Agency Agreement.

Mandatory Prepayments:	The Term Loans shall be subject to the same mandatory prepayments as those set forth in the Existing Term Credit Agreement. The Revolving Loans shall be subject to the same mandatory prepayments as those set forth in the Existing Revolving Credit Agreement.

Mandatory Cancellation of Term Commitments:	In the event the Fast Secured Notes Consents (or either of them) are obtained, the Term Facility commitments will automatically be reduced in the aggregate amount initially allocated to redeem the Fast Secured Notes as to which a Fast Secured Notes Consent has been obtained. Any undrawn and uncancelled portion of the Term Facilities will be automatically cancelled on the last day of the Term Availability Period.

Voluntary Prepayments and Reductions in Commitments:	Voluntary reductions of the unutilized portion of the Term Commitments and Revolving Commitments and prepayments of borrowings under the Facilities will be permitted at any time, in minimum principal amounts to be agreed upon, without premium or penalty, subject to reimbursement of the Lenders’ redeployment costs actually incurred in the case of a prepayment of LIBOR borrowings other than on the last day of the relevant interest period. All voluntary prepayments of the Term Facilities and any Incremental Term Facility will be applied to the remaining amortization payments under the Term Facilities or such Incremental Term Facility, as directed by the Borrower (and absent such direction, in direct order of maturity thereof), including to any class of extending or existing Term Loans in such order as the Borrower may designate, and shall be applied to any Term Facility or any Incremental Term Facility as determined by the Borrower.

[Term Facility Term Sheet]

Any voluntary prepayment or refinancing (other than a refinancing of the Term Facilities in connection with any transaction that would, if consummated, constitute a change of control, initial public offering or Transformative Acquisition (as defined below)) of the Term Facilities with other broadly syndicated term loans under credit facilities with a lower Effective Yield (as defined below) than the Effective Yield of the Term Facilities, or any amendment (other than an amendment of the Term Facilities in connection with any transaction that would, if consummated, constitute a change of control or Transformative Acquisition) that reduces the Effective Yield of the Term Facilities, in either case that occurs prior to the twelve month anniversary of the Closing Date and the primary purpose (as determined by the Borrower in good faith) of which is to lower the Effective Yield on the Term Facilities, shall be subject to a prepayment premium of 1.00% of the principal amount of the Term Loans so prepaid, refinanced or amended. For the purposes of this paragraph, (i) “Transformative Acquisition” shall mean any acquisition by the Borrower or any restricted subsidiary that either (a) is not permitted by the terms of the Term Facilities Documentation immediately prior to the consummation of such acquisition or (b) if permitted by the terms of the Term Facilities Documentation immediately prior to the consummation of such acquisition, would not provide the Borrower and its subsidiaries with adequate flexibility under the Term Facilities Documentation for the continuation and/or expansion of their combined operations following such consummation, as determined by the Borrower acting in good faith and (ii) “Effective Yield” shall mean, as of any date of determination, the sum of (i) the higher of (A) the LIBOR rate on such date for a deposit in dollars with a maturity of one month and (B) the LIBOR floor, if any, with respect thereto as of such date, (ii) the interest rate margins as of such date, (with such interest rate margins and interest spreads to be determined by reference to the LIBOR rate) and (iii) the amount of OID and upfront fees thereon (converted to yield assuming a four-year average life and without any present value discount).

Documentation:

The definitive documentation for the Term Facilities (the “Term Facilities Documentation”) will be substantially consistent with the Existing Term Credit Agreement; provided that, in any case, the definitive documentation will contain the terms set forth in this Exhibit A and will otherwise be negotiated in good faith within a reasonable time period to be determined based on the expected Closing Date and be substantially consistent with the Existing Term Credit Agreement, with certain modifications to reflect the operational and strategic requirements of the Borrower and its subsidiaries in light of the Acquisition (such precedent and requirements, the “Term Documentation Principles”).

The definitive documentation for the Revolving Facility (the “Revolving Facility Documentation”; and, together with the Term Facilities Documentation, the “Facilities Documentation”) will be substantially consistent with the Existing Revolving Credit Agreement; provided that, in any case, the definitive documentation will contain the terms set forth in this Exhibit A and will otherwise be negotiated in good faith within a reasonable time period to be determined based on the expected Closing Date and be substantially consistent with the Existing Revolving Credit Agreement, with certain modifications to reflect the operational and strategic requirements of the Borrower and its subsidiaries in light of the Acquisition (such precedent and requirements, the “Revolving Documentation Principles” and, together with the Term Documentation Principles, the “Documentation Principles”).

[Term Facility Term Sheet]

Notwithstanding the foregoing, the only conditions to the availability of the Facilities on the Closing Date or the Term Facilities during the Term Availability Period shall be the conditions set forth in the “Conditions Precedent to Borrowing” section below and in Exhibit C to the Commitment Letter.

Conditions Precedent to Borrowing:	The availability of the borrowings under the Facilities on the Closing Date and the borrowings under the Term Facilities during the Term Availability Period will be subject solely to (x) the conditions set forth in Exhibit C to the Commitment Letter and (y) subject to the Funding Conditions Provisions, the Specified Representations being true and correct in all material respects and the Company Representations being true and correct to the extent required by the Merger Agreement.

The representations and warranties will be required to be made in connection with the extension of credit on the Closing Date and the Term Facilities during the Term Availability Period, except that the failure of any representation or warranty (other than the Specified Representations) to be true and correct on the Closing Date will not constitute the failure of a condition precedent to funding.

Representations and Warranties:	The same as those set forth in the Existing Term Credit Agreement.

Affirmative Covenants:	The same as those set forth in the Existing Term Credit Agreement.

Negative Covenants:	The same as those set forth in the Existing Term Credit Agreement.

Financial Covenants:	None.

Events of Default:	The same as those set forth in the Existing Term Credit Agreement.

Voting:	Amendments and waivers of the Term Facilities Documentation will require the approval of Lenders holding more than 50% of the aggregate amount of the loans and commitments under the Term Facility held by the Term Lenders (the “Required Term Lenders”), except that (i) the consent of each Term Lender directly and adversely affected thereby shall be required with respect to: (A) increases in the commitment of such Term Lender, (B) reductions of principal, interest or fees owing to such Term Lender, (C) extensions or postponement of final maturity, and (D) releases of all or substantially all the value of the Guarantees guaranteeing the Term Facilities or releases of liens on all or substantially all of the Collateral securing the Term Facilities, (ii) the consent of 100% of the Term Lenders will be required with respect to modifications to any of the voting percentages that result in a decrease of voting rights for Term Lenders, (iii) the consent of 100% of the Term Lenders will be required with respect to modifications to provisions requiring the pro rata allocation of payments among Term Lenders (except that only a vote of the Required Term Lenders will be required with respect to modifications of provisions regarding loan buybacks, defaulting lenders and “amend and extend” provisions) (iv) customary protections for the Term Facilities Administrative Agent will be provided.

[Term Facility Term Sheet]

The Term Facilities shall contain provisions permitting the Borrower to replace non-consenting Term Lenders in connection with amendments and waivers requiring the consent of all Term Lenders or of all Term Lenders directly affected thereby so long as the Required Term Lenders shall have consented thereto.

Amendments and waivers of the Revolving Facility Documentation will require the approval of Lenders holding more than 50% of the aggregate amount of the loans and commitments under the Revolving Facility held by the Revolving Lenders (the “Required Revolving Lenders”), except that (i) the consent of each Revolving Lender directly and adversely affected thereby shall be required with respect to: (A) increases in the commitment of such Revolving Lender, (B) reductions of principal, interest or fees owing to such Revolving Lender, (C) extensions or postponement of final maturity, and (D) releases of all or substantially all the value of the Guarantees guaranteeing the Revolving Facility or releases of liens on all or substantially all of the Collateral securing the Revolving Facility, (ii) the consent of 100% of the Revolving Lenders will be required with respect to modifications to any of the voting percentages that result in a decrease of voting rights for Revolving Lenders, (iii) the consent of 100% of the Revolving Lenders will be required with respect to modifications to provisions requiring the pro rata allocation of payments among Revolving Lenders (except that only a vote of the Required Revolving Lenders will be required with respect to modifications of provisions regarding loan buybacks, defaulting lenders and “amend and extend” provisions) (iv) customary protections for the Revolving Facility Administrative Agent will be provided.

The Revolving Facility shall contain provisions permitting the Borrower to replace non-consenting Revolving Lenders in connection with amendments and waivers requiring the consent of all Revolving Lenders or of all Revolving Lenders directly affected thereby so long as the Required Revolving Lenders shall have consented thereto.

Cost and Yield Protection:	Substantially consistent with the applicable provisions set forth Existing Term Credit Agreement and (with respect to the Revolving Facility) the Existing Revolving Credit Agreement.

Assignments and Participations:	The Lenders will be permitted to assign (a) Term Commitments and Term Loans with the consent of the Borrower (not to be unreasonably withheld or delayed) and (b) Revolving Commitments and Revolving Loans with the consent of the Borrower (not to be unreasonably withheld or delayed) and each letter of credit issuer; provided that no consent of the Borrower shall be required (i) after the occurrence and during the continuance of a payment or bankruptcy Event of Default (with respect to the Borrower) or (ii) (x) for assignments of Term Loans to any existing Term Lender or an affiliate of an existing Term Lender or to an approved fund or (y) for assignments of Revolving Loans to any existing Revolving Lender or an affiliate of an existing Revolving Lender or to an approved fund. All assignments will require the consent of the relevant Administrative Agent unless such assignment is an assignment of Term Loans to another Lender, an affiliate of a Lender or an approved fund, not to be unreasonably withheld or delayed. Assignments to natural persons shall be prohibited. Each assignment will be in an amount of an integral multiple of $1.0 million or, if less, all of such Lender’s remaining loans and commitments of the applicable class. Assignments will not be required to be pro rata among the Lenders under any Facility. The relevant Administrative Agent shall receive a processing and recordation fee of $3,500 for each assignment (unless waived by the Administrative Agent).

[Term Facility Term Sheet]

The Lenders will be permitted to sell participations in the Facilities without restriction, other than as set forth in the next sentence, and in accordance with applicable law. Voting rights of participants shall be limited to matters in respect of (a) increases in commitments participated to such participants, (b) reductions of principal, interest or fees, (c) extensions of final maturity or the scheduled date of payment of any principal, interest or fees and (d) releases of all or substantially all of the value of the Guarantees or all or substantially all of the Collateral.

The Facilities Documentation shall provide that (a) Term Loans may be purchased and assigned on a non-pro rata basis on the same terms as the Existing Term Credit Agreement and (b) the Borrower and any subsidiary of the Borrower shall be eligible assignees with respect to Term Loans; provided that any such Term Loans acquired by the Borrower or any of its respective subsidiaries shall be retired and cancelled promptly upon acquisition thereof.

Expenses and Indemnification:	The Borrower shall pay all reasonable and documented out-of-pocket expenses of the Lead Arrangers, the Administrative Agents and the Commitment Parties (without duplication) in connection with the preparation, execution, delivery, administration, amendment, waiver or modification and enforcement of the Facilities Documentation (including the reasonable fees and expenses of counsel identified herein and of a single firm of local counsel in each appropriate jurisdiction (other than any allocated costs of in-house counsel) or otherwise retained with the Borrower’s consent (such consent not to be unreasonably withheld or delayed)).

The Borrower will indemnify and hold harmless the Lead Arrangers, the Administrative Agents, the Commitment Parties and the Lenders (without duplication) and their respective affiliates, and the officers, directors, employees, agents, controlling persons, members and the successors of the foregoing (each, an “Indemnified Person”) from and against any and all losses, claims, damages and liabilities of a nature and to an extent substantially consistent with the indemnification provisions set forth in the Existing Term Credit Agreement.

Governing Law and Forum:	New York.

Counsel to the Lead Arrangers and the Administrative Agents:	Davis Polk & Wardwell LLP.

[Term Facility Term Sheet]

ANNEX I to

EXHIBIT B

Interest Rates:	The interest rates under the Facilities will be payable on amounts outstanding thereunder as follows:

Tranche B-1 Term Facility

At the option of the Borrower, initially, LIBOR plus 3.25% or ABR plus 2.25%. From and after the delivery by the Borrower to the Administrative Agent of financial statements for the first financial period ending after the Closing Date, the applicable margins under the Tranche B-1 Term Facility shall be subject to a step-down to 3.00% (or, for ABR, 2.00%) based upon achievement of a Consolidated Net Leverage Ratio of 2.00:1.00.

Tranche B-2 Term Facility

At the option of the Borrower, initially, LIBOR plus 3.50% or ABR plus 2.50%. From and after the delivery by the Borrower to the Administrative Agent of financial statements for the first financial period ending after the Closing Date, the applicable margins under the Tranche B-2 Term Facility shall be subject to a step-down to 3.25% (or, for ABR, 2.25%) based upon achievement of a Consolidated Net Leverage Ratio of 2.00:1.00.

Revolving Facility

At the option of the Borrower, initially, LIBOR plus 2.00% or ABR plus 1.00%. From and after the delivery by the Borrower to the Administrative Agent of financial statements for the first financial period ending after the Closing Date, the applicable margins under the Revolving Facility shall be subject to (i) a step-down to 1.75% (or, for ABR, 0.75%) based upon achievement of a Consolidated Net Leverage Ratio of 2.00:1.00 and (ii) a step-down to 1.50% (or, for ABR, 0.50%) based upon achievement of a Consolidated Net Leverage Ratio of 1.50:1.00.

All Facilities

The Borrower may elect interest periods of 1, 2, 3 or 6 months (or, if available to all Lenders, 12 months or a shorter period) for LIBOR borrowings.

Calculation of interest shall be on the basis of the actual days elapsed in a year of 360 days (or 365 or 366 days, as the case may be, in the case of ABR loans based on the Prime Rate) and interest shall be payable at the end of each interest period and, in any event, at least every 3 months and on the applicable maturity date.

ABR is the highest of (i) the rate of interest publicly announced by the Administrative Agent as its prime rate in effect at its principal office in New York (the “Prime Rate”), (ii) the federal funds effective rate from time to time plus 0.50% and (iii) LIBOR applicable for an interest period of one month plus 1.00%; provided that, solely with respect to the Term Facilities, ABR shall be deemed to be no less than 1.75% per annum.

LIBOR is the London interbank offered rate for dollars, for the relevant interest period; provided that, solely with respect to the Term Facilities, LIBOR shall be deemed to be no less than 0.75% per annum.

[Term Facility Term Sheet]

Letter of Credit Fees:	A per annum fee equal to the spread over LIBOR (less the fronting fee) under the Revolving Facility, payable on the same basis as under the Existing Revolving Credit Agreement. In addition, a fronting fee shall be payable on the same basis as under the Existing Revolving Credit Agreement.

Commitment Fees:	0.25% per annum on the undrawn portion of the Revolving Commitments, payable on the same basis as under the Existing Revolving Credit Agreement.

[Term Facility Term Sheet]

B-I-2

CONFIDENTIAL	EXHIBIT C

Project Quick

Summary of Additional Conditions

Except as otherwise set forth below, the availability and funding on the Closing Date of the each of the Facilities shall be subject to the satisfaction or waiver of the following conditions:

1. The Acquisition shall have been or, substantially concurrently with the initial borrowing under the Term Facilities shall be, consummated in all material respects in accordance with the terms of the Merger Agreement, without giving effect to any modifications, amendments or express waivers or consents thereto that are materially adverse to the Lenders without the consent of the Majority Lead Arrangers (not to be unreasonably withheld or delayed) (it being understood and agreed that (a) any change in the definition of “Company Material Adverse Effect” contained in the Merger Agreement shall be deemed to be materially adverse to the Lenders, (b) any increase or reduction in the purchase price shall not be deemed to be materially adverse to the Lenders and (c) any amendment to, consent under or waiver of the condition set out in Section 7.2(a)(iii) of the Merger Agreement (including the representation referred to therein, and all defined terms used in such sections) shall be deemed to be materially adverse to the Lenders).

2. Since the date of the Merger Agreement, there has not been any Company Material Adverse Effect (as defined in the Merger Agreement), provided that clause (b) of the definition of “Company Material Adverse Effect” shall be excluded from such definition for the purposes of determining compliance with this paragraph 2.

3. All fees required to be paid on the Closing Date pursuant to the Fee Letter and reasonable and documented out-of-pocket expenses required to be paid on the Closing Date pursuant to the Commitment Letter, to the extent invoiced at least three Business Days (as defined in the Merger Agreement) prior to the Closing Date (except as otherwise reasonably agreed by the Borrower), shall, upon the initial borrowings under the Facilities, have been, or will be substantially simultaneously, paid (which amounts may, at the Borrower’s option, be offset against the proceeds of the Facilities).

4. The Lead Arrangers shall have received (a) the audited consolidated balance sheets of NXP Semiconductors N.V. and its subsidiaries as at December 31, 2012 and December 31, 2013, and of the Company and its subsidiaries as at December 31, 2012, December 31, 2013 and December 31, 2014 and the related consolidated statements of income or operations, shareholders’ equity and cash flows of NXP Semiconductors N.V. and its subsidiaries for the years ended December 31, 2012 and December 31, 2013 and of the Company and its subsidiaries for the years ended December 31, 2012, December 31, 2013 and December 31, 2014, and, with respect to each of NXP Semiconductors N.V. and its subsidiaries and the Company and its subsidiaries, for any subsequent fiscal year ended at least 120 days or, in the case of the Company and its subsidiaries, 90 days before the Closing Date and (b) the unaudited consolidated balance sheets of each of NXP Semiconductors N.V. and its subsidiaries and the Company and its subsidiaries, and the related consolidated statements of income or operations, shareholders’ equity and cash flows of each of NXP Semiconductors N.V. and its subsidiaries and the Company and its subsidiaries for each subsequent fiscal quarter ended at least 60 days or, in the case of the Company, 45 days before the Closing Date; provided that the Lead Arrangers hereby acknowledge receipt of the audited financial statements referred to in clause (a) and the unaudited financial statements of NXP Semiconductors N.V. and its subsidiaries for the quarter ended September 30, 2014 referred to in clause (b); provided further that, in the case of NXP Semiconductors N.V. and its subsidiaries, filing of the required financial statements on Form 20-F or 6-K, with the SEC and, in the case of the Company and its subsidiaries, the filing of the required financial statements on Form 10-K or 10-Q, as applicable, with the SEC, in each case on or prior to the Closing Date will satisfy the foregoing requirements of this paragraph 4.

[Summary of Additional Conditions]

5. The Lead Arrangers shall have received a pro forma consolidated balance sheet and related pro forma consolidated statements of income and cash flows of the Borrower as of and for the twelve-month period ending on the last day of the most recently completed four-fiscal quarter period for which financial statements have been delivered pursuant to paragraph 4 above, prepared after giving effect to the Transactions as if the Transactions had occurred as of such date (in the case of such balance sheet) or at the beginning of such period (in the case of such other financial statements)

6. The Administrative Agent shall have received, at least two Business Days (as defined in the Merger Agreement) prior to the Closing Date, all documentation and other information about the Borrower and the Guarantors as shall have been reasonably requested in writing by the Administrative Agent at least seven calendar days prior to the Closing Date and as is mutually agreed to be required by U.S. regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the PATRIOT Act.

7. Subject in all respects to the Funding Conditions Provisions, (a) the Guarantees shall have been executed and be in full force and effect or substantially simultaneously with the initial borrowing under the Facilities, shall be executed and become in full force and effect and (b) all documents and instruments required to perfect the Collateral Agent’s security interest in the Collateral shall have been executed and delivered by each Credit Party party thereto and, if applicable, be in proper form for filing, and none of the Collateral shall be subject to any other pledges, security interest or mortgages, except for the liens permitted under the Facilities Documentation.

8. Subject in all respects to the Funding Conditions Provisions, (a) the Facilities Documentation (which shall be in accordance with the terms of the Commitment Letter and the Term Sheet and the Documentation Principles) shall have been executed and delivered by the Credit Parties and (b) customary legal opinions, customary officer’s closing certificates, organizational documents and customary evidence of authorization, in each case with respect to the Borrower and the Guarantors (to the extent applicable) and a solvency certificate (as of the Closing Date after giving effect to the Transactions and substantially in the form of Annex B-I attached hereto, certified by a senior authorized financial officer of the Borrower) shall have been delivered to the Lead Arrangers.

9. The Lead Arrangers shall have been afforded a period of at least 15 consecutive Business Days following receipt from the Borrower of the financial information in paragraphs 4 and 5 above (the “Required Information”) to seek to arrange a syndicate of Lenders for the Facilities; provided that such 15 consecutive Business Day period (i)(x) shall either end on or prior to August 14, 2015 or, if such period has not ended on or prior to August 14, 2015, then it shall commence no earlier than September 8, 2015 and (y) shall either end on or prior to December 17, 2015 or, if such period has not ended on or prior to December 17, 2015, then it shall commence no earlier than January 4, 2016 and (ii) none of November 25, 2015 and November 27, 2015 shall be deemed a Business Day for purposes of such period. Notwithstanding the foregoing, if the Borrower in good faith reasonably believes that it has the Required Information, it may deliver to the Commitment Parties a written notice to that effect (stating when it believes it completed any such delivery), in which case the Borrower shall be deemed to have delivered the Required Information as of the date of delivery of such notice unless the Commitment Parties in good faith reasonably believe that the Borrower has not completed delivery of the Required Information and, within two Business Days after the delivery of such notice by the Borrower, the Commitment Parties deliver a written notice to the Borrower to that effect (stating with specificity which Required Information the Borrower has not delivered).

[Summary of Additional Conditions]

C-2

CONFIDENTIAL	EXHIBIT C-I

Form of Solvency Certificate

Date:

To the Administrative Agent and each of the Lenders party to the Credit Agreement referred to below:

I, the undersigned, a senior authorized financial officer of             , a                           (the “Borrower”), in that capacity only and not in my individual capacity (and without personal liability), do hereby certify as of the date hereof, and based upon facts and circumstances as they exist as of the date hereof (and disclaiming any responsibility for changes in such fact and circumstances after the date hereof), that:

1. This certificate is furnished to the Administrative Agent and the Lenders pursuant to Section          of the Credit Agreement, dated as of                                  , 2015, among                      (the “Credit Agreement”). Unless otherwise defined herein, capitalized terms used in this certificate shall have the meanings set forth in the Credit Agreement.

2. For purposes of this certificate, the terms below shall have the following definitions:

(a) “Fair Value”

The amount at which the assets (both tangible and intangible), in their entirety, of the Borrower and its subsidiaries taken as a whole would change hands between a willing buyer and a willing seller, within a commercially reasonable period of time, each having reasonable knowledge of the relevant facts, with neither being under any compulsion to act.

(b) “Present Fair Salable Value”

The amount that could be obtained by an independent willing seller from an independent willing buyer if the assets (both tangible and intangible) of the Borrower and its subsidiaries taken as a whole are sold on a going concern basis with reasonable promptness in an arm’s-length transaction under present conditions for the sale of comparable business enterprises insofar as such conditions can be reasonably evaluated.

(c) “Stated Liabilities”

The recorded liabilities (including contingent liabilities that would be recorded in accordance with GAAP) of the Borrower and its subsidiaries taken as a whole, as of the date hereof after giving effect to the consummation of the Transactions (including the execution and delivery of the Credit Agreement, the making of the Loans and the use of proceeds of such Loans on the date hereof), determined in accordance with GAAP consistently applied.

(d) “Identified Contingent Liabilities”

The maximum estimated amount of liabilities reasonably likely to result from pending litigation, asserted claims and assessments, guaranties, uninsured risks and other contingent liabilities of the Borrower and its subsidiaries taken as a whole after giving effect to the Transactions (including the execution and delivery of the Credit Agreement, the making of the Loans and the use of proceeds of such Loans on the date hereof) (including all fees and expenses related thereto but exclusive of such contingent liabilities to the extent reflected in Stated Liabilities), as identified and explained in terms of their nature and estimated magnitude by responsible officers of the Borrower.

[Solvency Certificate]

(e) “Will be able to pay their Stated Liabilities and Identified Contingent Liabilities as they mature”

For the period from the date hereof through the Maturity Date, the Borrower and its subsidiaries taken as a whole will have sufficient assets and cash flow to pay their respective Stated Liabilities and Identified Contingent Liabilities as those liabilities mature or (in the case of Identified Contingent Liabilities) otherwise become payable, in light of business conducted or anticipated to be conducted by the Borrower and its subsidiaries as reflected in the projected financial statements and in light of the anticipated credit capacity.

(f) “Do not have Unreasonably Small Capital”

For the period from the date hereof through the Maturity Date, the Borrower and its subsidiaries taken as a whole after consummation of the Transactions (including the execution and delivery of the Credit Agreement, the making of the Loans and the use of proceeds of such Loans on the date hereof) is a going concern and has sufficient capital to reasonably ensure that it will continue to be a going concern for such period. I understand that “unreasonably small capital” depends upon the nature of the particular business or businesses conducted or to be conducted, and I have reached my conclusion based on the needs and anticipated needs for capital of the business conducted or anticipated to be conducted by the Borrower and its subsidiaries as reflected in the projected financial statements and in light of the anticipated credit capacity.

3. For purposes of this certificate, I, or officers of the Borrower under my direction and supervision, have performed the following procedures as of and for the periods set forth below.

(a) I have reviewed the financial statements referred to in Section    of the Credit Agreement.

(b) I have knowledge of and have reviewed to my satisfaction the Credit Agreement.

(c) As a senior authorized financial officer of the Borrower, I am familiar with the financial condition of the Borrower and its subsidiaries.

4. Based on and subject to the foregoing, I hereby certify on behalf of the Borrower that after giving effect to the consummation of the Transactions (including the execution and delivery of the Credit Agreement, the making of the Loans and the use of proceeds of such Loans on the date hereof), it is my opinion that (i) the Fair Value of the assets of the Borrower and its subsidiaries taken as a whole exceed their Stated Liabilities and Identified Contingent Liabilities, (ii) the Present Fair Salable Value of the assets of the Borrower and its subsidiaries taken as a whole exceed their Stated Liabilities and Identified Contingent Liabilities; (iii) the Borrower and its subsidiaries taken as a whole do not have Unreasonably Small Capital; and (iv) the Borrower and its subsidiaries taken as a whole will be able to pay their Stated Liabilities and Identified Contingent Liabilities as they mature.

* * *

[Solvency Certificate]

C-I-2

IN WITNESS WHEREOF, the Borrower has caused this certificate to be executed on its behalf by Senior Authorized Financial Officer as of the date first written above.

[Borrower]

By:
Name:
Title:

[Solvency Certificate]

C-I-3